Exhibit 99.1

GigaCloud Technology Inc Enters Into Definitive “Stalking Horse” Agreement to Purchase

the Assets of Noble House Home Furnishings

WALNUT, Calif., September 12, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced that it has entered into a definitive agreement (the “Asset Purchase Agreement”) as the stalking horse bidder to acquire substantially all of the assets of Noble House Home Furnishings, LLC and certain of its affiliates (“Noble House”) for $85 million in connection with Noble House’s Chapter 11 bankruptcy proceedings.

Noble House is a leading distributor, manufacturer and retailer of an extensive selection of indoor and outdoor home furnishings. Noble House sells its portfolio of products through a diverse set of third-party channels, with leading positions at major retailers.

“With over 8,000 SKUs and a strong supply chain system, we believe Noble House will add significant depth to our 1P and 3P businesses, supplementing our already diverse range of product offerings,” said Larry Wu, Founder, Chairman, and Chief Executive Officer of GigaCloud. “On the other hand, we believe GigaCloud’s B2B platform will enhance Noble House’s operational efficiency and expand Noble House’s sales channels. With our healthy balance sheet and cohesive marketplace ecosystem, we are confident that GigaCloud has the resources and management capabilities to stabilize and grow Noble House’s business in the future.”

Noble House filed for Chapter 11 bankruptcy protection on September 11, 2023 with the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Asset Purchase Agreement is subject to certain customary closing conditions, including certain orders being entered by the Bankruptcy Court. The Asset Purchase Agreement is also subject to higher and better offers Noble House may receive during the auction process.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

ICR

Ryan Gardella

Email: GigacloudIR@icrinc.com

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